Exhibit (a)(28)

May 11, 2010

Dear Stockholder,

On April 28, 2010, CONSOL Energy Inc. commenced a tender offer to acquire all of the outstanding shares of common stock of CNX Gas Corporation not already owned by CONSOL at a price of $38.25 in cash per share.

The board of directors of CNX Gas Corporation established a Special Committee, comprised of the sole independent director who is unaffiliated with CONSOL, to review, evaluate and make recommendations to CNX Gas Corporation’s stockholders (other than CONSOL and its affiliates).

Enclosed is a Solicitation/Recommendation statement on Schedule 14D-9 prepared on behalf of CNX Gas Corporation and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission, which contains certain information about the tender offer.

The Special Committee has determined not to express an opinion on the offer and to remain neutral with respect to the offer. The Special Committee is not recommending to stockholders that they tender, or refrain from tendering, their shares in the offer. Although the Special Committee has received the opinion from its financial advisor that the offer price is fair from a financial point of view to the Company’s shareholders (other than CONSOL and its affiliates), the Special Committee is remaining neutral and cannot recommend in favor of the transaction due to its concerns about the process by which CONSOL determined the offer price and its unwillingness to negotiate the offer price with the Special Committee.

Accordingly, the Special Committee urges each stockholder to make its own investment decision regarding the offer based on all available information, in light of the stockholder’s own investment objectives, the stockholder’s views on the Corporation’s financial prospects, the factors considered by the Special Committee described in the enclosed Schedule 14D-9 Solicitation/Recommendation statement, and any other factors the stockholder considers relevant to its investment decision.

The Special Committee encourages you to review the enclosed Schedule 14D-9 Solicitation/Recommendation statement in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

John R. Pipski

Sole Special Committee Member